

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Derek Zaba, Esq.
Partner
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

> **Re: Alkermes plc.**
> **PREC14A filed May 8, 2023**
> **File No. 1-35299**

Dear Derek Zaba:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the proxy statement listed above.

PREC14A filed May 8, 2023

General Information about the Meeting and Voting

1. At the bottom of page 17, you disclose that if a proxy card is returned that specifies a vote on some but not all matters presented on the card, the proxy will be voted on the matters left blank in the manner recommended by the board and specified in the registrant's proxy statement. However, the form of proxy addresses only how you will vote a signed but completely unmarked card. Please revise or advise.

Proposal 1 - Election of Directors

2. Rule 14a-4(b)(i) requires you to include a "WITHHOLD" option where the voting standard for election of directors is a plurality and where an "AGAINST" vote has no legal effect. Here, you have included an "AGAINST" voting option despite the fact that your disclosure indicates it will have no legal effect. We note that Irish law requires such an option but U.S. rules prohibit it. See Rule 14a-4(b). Please revise or advise.

3.   See our last comment above. Rule 14a-4(b)(i) requires you to include a "WITHHOLD" option in an election contest with a plurality voting option. You have included an "ABSTAIN" option instead. Please revise or advise.

4.   Here or where appropriate in the proxy statement, include a statement directing shareholders to Sarissa's proxy statement for the information required by Item 7 of Schedule 14A with respect to its nominees. This statement should note that shareholders can access Sarissa's proxy statement, and any other relevant documents, without cost on the Commission's website.

5.   Disclose what you will do with votes for Sarissa's nominees received on your proxy card if Sarissa discontinues its solicitation or fails to solicit the holders of at least 67% of the voting power of these common shares. See Item 21(c) of Regulation 14A.

<u>Form of Proxy</u>

6.   We note that your proxy card provides for the ability to vote by telephone. It is our understanding that certain voting platforms do not permit telephonic voting for contests involving a universal proxy card. Please revise or advise. Should you delete the references to voting by telephone on the proxy card, please make corresponding changes to the disclosure in the proxy statement itself, such as on page 4 and elsewhere.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions